UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

World Acceptance Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
981419104
(CUSIP Number)
February 2, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	981419104	Page 2 of 5

1	NAME OF REPORTING PERSONS Clifford Sosin I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 600*
	6	SHARED VOTING POWER 480600*
	7	SOLE DISPOSITIVE POWER 600*
	8	SHARED DISPOSITIVE POWER 480600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47%*+
12	TYPE OF REPORTING PERSON IN

*As of February 10, 2017, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 480,000 shares of Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. Clifford Sosin personally owns 600 shares of the Issuer. In addition, Clifford Sosin is the managing member of CAS Investment Partners, LLC. As a result, Clifford Sosin, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, Clifford Sosin, may be deemed to beneficially own a total of 480,600 shares.

+ Based on a total of 8,783,197 shares outstanding as of January 30, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed February 6, 2017.

CUSIP No.	981419104	Page 3 of 5

Item 1(a).		Name of Issuer:
World Acceptance Corporation

Item 1(b).		Address of Issuer’s Principal Executive Offices:
108 Frederick Street
Greenville, South Carolina 29607

Item 2(a).		Name of Person Filing:
This Schedule is being filed by Clifford Sosin with respect to shares of common stock of the above-name issuer owned by Clifford Sosin and CAS Investments Partners, LLC. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
8 Wright Street, 1st FL Westport, Connecticut 06880

Item 2(c).		Citizenship:
United States

Item 2(d).		Title of Class of Securities:
Common Stock

Item 2(e).		CUSIP Number:
981419104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	981419104	Page 4 of 5

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 480600*

	(b)	Percent of class: 5.47%*+

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 600*

		(ii)	Shared power to vote or to direct the vote 480,600*

		(iii)	Sole power to dispose or to direct the disposition of 600*

		(iv)	Shared power to dispose or to direct the disposition of 480,600*

CUSIP No .	981419104	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2017

Signature:	/s/ Clifford Sosin
Name:	Clifford Sosin